UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                        Symons International Group, Inc.
                                (Name of Issuer)


                                  Common Shares
                         (Title or Class of Securities)

                                  No. 87154P105
                                 (CUSIP Number)

                                Douglas H. Symons
                        Symons International Group, Inc.
                               4720 Kingsway Drive
                           Indianapolis, Indiana 46205


                                December 8, 1999
              Date of Event Which Requires Filing of this Statement



If the filing person has previously filed on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP No. 87154P105

1.       Name Of Reporting Person
         S.S. Or I.R.S. Identification No. Of Above Person

                  Goran Capital Inc.

2.       Check The Appropriate Box If A Member Of A Group
                  (a)
                  (b)      X

3.       SEC Use Only

4.       Source Of Funds

                  WC

5. Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(D) Or 2(E) [ ]

6.       Citizenship Or Place Of Organization

                  Canada

Number Of Shares Beneficially Owned By Each Reporting Person With

         7.    Sole Voting Power            7,482,300
         8.    Shared Voting Power          -0-
         9.    Sole Dispositive Power       7,482,300
         10.   Shared Dispositive Power     -0-

11.      Aggregate Amount Beneficially Owned By Each Reporting Person

                  7,482,300

12.      Check Box If The Aggregate Amount In Row (9) Excludes Certain
         Shares  [  ]

13.      Percent Of Class Represented By Amount In Row 11

                  72.0%

14.      Type Of Reporting Person

                  IC

CUSIP No. 87154P105

1.       Name Of Reporting Person
         S.S. Or I.R.S. Identification No. Of Above Person

                  G. Gordon Symons

2.       Check The Appropriate Box If A Member Of A Group
                  (A)
                  (B)      X

3.       SEC Use Only

4.       Source Of Funds

                  OO

5. Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(D) Or 2(E) [ ]

6.       Citizenship Or Place Of Organization

                  Bermuda

Number Of Shares Beneficially Owned By Each Reporting Person With

         7.    Sole Voting Power            520,000
         8.    Shared Voting Power          7,482,300
         9.    Sole Dispositive Power                520,000
         10.   Shared Dispositive Power     7,482,300

11.      Aggregate Amount Beneficially Owned By Each Reporting Person

                  8,002,300

12.      Check Box If The Aggregate Amount In Row (9) Excludes Certain
         Shares  [  ]

13.      Percent Of Class Represented By Amount In Row 11

                  73.4%

14.      Type Of Reporting Person

                  IN

CUSIP No. 87154P105

1.       Name Of Reporting Person
         S.S. Or I.R.S. Identification No. Of Above Person

                  Alan G. Symons

2.       Check The Appropriate Box If A Member Of A Group
                  (A)
                  (B)      X

3.       SEC Use Only

4.       Source Of Funds

                  OO

5. Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(D) Or 2(E) [ ]

6.       Citizenship Or Place Of Organization

                  Canada

Number Of Shares Beneficially Owned By Each Reporting Person With

         7.    Sole Voting Power              332,691
         8.    Shared Voting Power          7,482,300
         9.    Sole Dispositive Power         332,691
         10.   Shared Dispositive Power     7,482,300

11.      Aggregate Amount Beneficially Owned By Each Reporting Person

                  7,814,991

12.      Check Box If The Aggregate Amount In Row (9) Excludes Certain
         Shares [  ]

13.      Percent Of Class Represented By Amount In Row 11

                  73.4%

14.      Type Of Reporting Person

                  IN

CUSIP No. 87154P105

1.       Name Of Reporting Person
         S.S. Or I.R.S. Identification No. Of Above Person

                  Douglas H. Symons

2.       Check The Appropriate Box If A Member Of A Group
                  (A)
                  (B)      X

3.       Sec Use Only

4.       Source Of Funds

                  OO

5. Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(D) Or 2(E) [ ]

6.       Citizenship Or Place Of Organization

                  Canada

Number Of Shares Beneficially Owned By Each Reporting Person With

         7.    Sole Voting Power              243,500
         8.    Shared Voting Power          7,482,300
         9.    Sole Dispositive Power         243,500
         10.   Shared Dispositive Power     7,482,300

11.      Aggregate Amount Beneficially Owned By Each Reporting Person

                  7,725,800

12.      Check Box If The Aggregate Amount In Row (9) Excludes Certain
         Shares [  ]

13.      Percent Of Class Represented By Amount In Row 11

                  72.9%

14.      Type Of Reporting Person
                  IN

                                  SCHEDULE 13D

Item 1.  Security and Issuer.

This  Schedule  13D  relates to the  common  shares,  no par value (the  "Common
Shares"), of Symons International Group, Inc. ("Symons"), an Indiana corporation, with principal executive offices at 4720 Kingsway Drive, Indianapolis, Indiana 46205.

Item 2.  Identity and Background.

         (a-c), (f) This Schedule 13D is being filed by Goran Capital Inc. ("Goran"), G. Gordon Symons, Alan G. Symons and Douglas G. Symons (collectively, the "Reporting Persons" and individually, a "Reporting Person"). Schedule A, attached hereto and incorporated herein by reference, sets forth the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or organization in which such employment is carried on, and citizenship of each Reporting Person and each director, executive officer and controlling person of each Reporting Person that is a corporation.

         (d-e) During the last five years, none of the persons named in this Item 2 or on the attached Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating the activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Sources and Amount of Funds or Other Consideration.

Goran acquired 7,000,000 of Symons Common Shares prior to Symons' initial public offering. 1,000 Common Shares were acquired in connection with the formation of Symons by Goran in April 1987 in exchange for its initial capital contribution of $1,000. The remaining 6,999,000 Common Shares were acquired by Goran prior to the initial public offering.

G. Gordon Symons acquired 10,000 Common Shares in Symons's initial public offering at $12.50 per share. Mr. Symons used his personal funds to finance this transaction.

Alan G. Symons acquired 27,600 Common Shares in Symons's initial public offering and the remaining Common Shares in open market transaction at prevailing market prices and through the exercise of stock options. The purchase price paid by Mr. Symons in these transactions ranged from $.875 to $19.75 per share. Mr. Symons used a combination of his personal funds and loans from a commercial bank to finance such transactions, and all of such loans have been repaid.

Douglas H. Symons acquired 20,500 Common Shares in Symons's initial public offering and the remaining Common Shares in open market transaction at prevailing market prices and through the exercise of stock options. The purchase price paid by Mr. Symons in these transactions ranged from $.50 to $16.75 per share. Mr. Symons used a combination of his personal funds and loans from a commercial bank to finance such transactions.

On December 6, 1999, Goran announced that its Board of Directors had authorized the purchase of up to $2,000,000 worth of Symons Common Shares at prevailing prices in open market or privately negotiated transactions. From December 8, 1999 through November 27, 2000, Goran acquired an aggregate of 482,300 Common Shares through open market purchases made in reliance upon Rule 10b-18 of the rules and regulations promulgated under the Securities Exchange Act of 1934. All funds used by Goran to purchase Common Shares were provided from Goran's available cash.

Item 4.  Purposes of Transaction.

Goran is the majority shareholder of Symons and is purchasing the Common Shares as an investment pursuant to a share purchase plan approved by the Board of Directors on December 6, 1999 which authorizes Goran's Board of Directors to purchase up to $2 million worth of the Common Shares in open market or privately negotiated transactions. Neither Goran, nor any other Reporting Person has present plans or proposals which may relate to or would result in (a) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving Symons or any of its subsidiaries; (b) a sale or transfer of a material amount of assets of Symons or any of its subsidiaries; (c) any change in the present Board of Directors or management of Symons, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors; (d) any material change in the present capitalization or dividend policy of Symons; (e) any other material change in Symons business or corporate structure; (f) changes in Symons' Articles of Incorporation, Bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of Symons by any person; (g) causing a class of securities of Symons to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (h) a class of equity securities of Symons becoming eligible for termination of a registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (i) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a-b) The following table sets forth, as of the close of business on November 27, 2000, the aggregate number and percentage of Symons Common Shares beneficially owned by each Reporting Person. Each person has the sole power to vote or direct the vote and sole power to dispose or direct the disposition of the shares indicated unless otherwise set forth in the notes to the table.

                  Person                             Number of Shares                   Percentage

                  Goran Capital Inc.             7,482,300                                   72.0%

                  G. Gordon Symons               8,002,300    (1)                            73.4%

                  Alan G. Symons                 7,814,991    (2)                            73.4%

                  Douglas H. Symons              7,725,800    (3)                            72.9%


(1) Includes 7,482,300 shares held by Goran as to which G. Gordon Symons, as a director and beneficial owner of a majority of Goran's Common Shares, may be deemed to share voting power and investment power and as to which Mr. Symons disclaims beneficial ownership and 510,000 Common Shares are subject to options which are exercisable within 60 days.

(2) Includes 7,482,300 shares held by Goran as to which Alan G. Symons, as a director and beneficial owner of a majority of Goran's Common Shares, may be deemed to share voting power and investment power and as to which Mr. Symons disclaims beneficial ownership and 260,000 are subject to options which are exercisable within 60 days.

(3)          Includes  7,482,300  shares  held by Goran as to which  Douglas  H.
             Symons, as a director and beneficial owner of a majority of Goran's Common Shares, may be deemed to share voting power and investment power and as to which Mr. Symons disclaims beneficial ownership and 210,000 are subject to options which are exercisable within 60 days.

(c) All transactions in the Common Shares of Symons that were effected by the Reporting Persons in the last sixty days are set forth in the following table and, to the knowledge of the Reporting Persons, none of Goran's directors or executive officers identified on Schedule A has effected any transaction in the Common Shares, except as set forth in this Statement. All purchases made in the following table were open market purchases made by Goran in accordance with Rule 10b-18 and the total cost includes customary broker's commissions.

Date                            # of Common Shares         Price per Share             Total Cost

December 8, 1999                             7,500                  1.375              10,312.50
December 9, 1999                             7,500                  1.375              10,312.50
December 12, 1999                            7,500                  1.375              10,312.50
December 13, 1999                           11,000                  1.375              15,125.00
December 14, 1999                           11,000                  1.375              15,125.00
December 15, 1999                            6,000                  1.188               7,128.00
December 16, 1999                              100                  1.188                 118.80
December 20, 1999                            9,000                  1.188              10,692.00
December 20, 1999                            2,000                  1.295               2,590.00
December 21, 1999                           13,300                  1.375              18,287.50
May 17, 2000                                 3,100                   .562               1,742.20
May 18, 2000                                 3,100                   .688               2,132.80
May 19, 2000                                 3,100                   .875               2,712.50
May 20, 2000                                 2,000                   .688               1,376.00
May 20, 2000                                 3,300                   .656               2,164.80
May 23, 2000                                 7,900                   .719               5,680.10
May 24, 2000                                 4,000                   .750               3,000.00
May 25, 2000                                 7,900                   .875               6,912.50
June 2, 2000                                 8,100                   .719               5,823.90
June 5, 2000                                 1,000                   .703                 703.00
June 6, 2000                                 1,000                   .688                 688.00
June 7, 2000                                 9,400                   .719               6,758.60
June 8, 2000                                 9,400                   .784               7,369.60
June 9, 2000                                 9,400                   .895               8,413.00
June 12, 2000                               10,700                   .904               9,672.80
June 13, 2000                               10,700                  1.070              11,449.00
June 14, 2000                                9,300                  1.125              10,462.50
June 14, 2000                                1,400                  1.188               1,663.20
June 15, 2000                                6,000                  1.281               7,686.00
June 15, 2000                                4,700                  1.322               6,213.40
September 1, 2000                              600                   .875                 525.00
September 5, 2000                            2,500                  1.000               2,500.00
September 5, 2000                            2,500                   .938               2,345.00
September 5, 2000                            2,500                   .875               2,187.50
September 5, 2000                             3000                   .875               2,625.00
September 7, 2000                           15,000                  1.000              15,000.00
September 7, 2000                              500                  1.031                 515.50
September 12, 2000                           2,500                   .940               2,350.00
September 13, 2000                           1,400                  1.031               1,443.40
September 13, 2000                          12,500                  1.000              12,500.00
September 13, 2000                          10,000                   .969               9,690.00
September 14, 2000                           1,400                  1.040               1,456.00
September 15, 2000                          10,000                  1.094              10,940.00
September 15, 2000                           2,500                  1.125               2,812.50
September 15, 2000                          11,400                  1.062              12,106.80
November 14, 2000                           15,000                   .50                7,500.00
November 15, 2000                          110,000                   .50               55,000.00
November 16, 2000                           60,000                   .50               30,000.00
November 17, 2000                           15,000                   .50                7,500.00
November 20, 2000                           11,100                   .50                5,550.00


(c) No other person is known to have the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, the Common Shares to which this Statement applies.

(c)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Not applicable.

Item 7. Material to be Filed as Exhibits.

         The following exhibits are included as part of this Schedule:

                                                              Page in Sequential
         Exhibit Description                                  Numbering System

         1.  Agreement relating to filing
         of joint statements as required
         by Rule 13d-1(f).

                  SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned Reporting Person hereby certifies that the information set forth in this statement is true, complete and correct.


Date:  November 15, 2000

                                Goran Capital Inc.


                                By:
                                     --------------------------------

                                Alan G.  Symons,
                                President, Chief Executive Officer

                                G. Gordon Symons

                                 Alan G. Symons

                                Douglas H. Symons

                                                         SCHEDULE A

1. Reporting Persons

         The following table sets forth the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or organization in which such occupation or employment is carried on of each Reporting Person.


                                    Present Principal                           Country of
Name and Business Address           Occupation or Employment                    Organization or Citizenship

Goran Capital Inc.                  Goran Capital Inc. ("Goran")is a specialty property Canada
4720 Kingsway Drive                 and casualty insurer that underwrites and markets
Indianapolis, Indiana 46205         nonstandard private passenger automobile insurance
                                    and crop insurance.

G. Gordon Symons                    Chairman of the Board of Goran and Symons   Bermuda
Goran Capital Inc.                  International Group, Inc. ("Symons")
4720 Kingsway Drive
Indianapolis, Indiana 46205


Alan G. Symons                      CEO of Goran and Vice Chairman of Symons    Canada
Goran Capital Inc.
4720 Kingsway Drive
Indianapolis, Indiana 46205


Douglas H. Symons                   COO of Goran and President and CEO and      Canada
Goran Capital Inc.                  President of  Symons
4720 Kingsway Drive
Indianapolis, Indiana 46205


2.  Directors and Executive Officers of Goran

The following table sets forth the name, business address, title or position with Goran Capital Inc., present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted, and citizenship of the directors and executive officers of Goran. Each executive officer and each director of Goran is a citizen of the United States of America.

                                                     Present Principal
Name and Business Address  Position with Goran       Occupation or Employment

G. Gordon Symons           Chairman of the Board     See above
Goran Capital Inc.
4720 Kingsway Drive
Indianapolis, Indiana 46205

Alan G. Symons             CEO and Director          See above
Goran Capital Inc.
4720 Kingsway Drive
Indianapolis, Indiana 46205

Douglas H. Symons          COO and Director          See above
Goran Capital Inc.
4720 Kingsway Drive
Indianapolis, Indiana 46205

Gene S. Yerant             Executive Vice            President of Superior
4720 Kingsway Drive        President and Director    Insurance Group, Inc.
Indianapolis, Indiana  46205

J. Ross Schofield           Director                 President of Schofield
10 Four Seasons Place                                Insurance Brokers
Suite 602
Toronto, Ontario Canada M9B 6H7

David B. Shapira            Director                  President of Medbers
695 Flint Road                                        Limited
Toronto, Ontario Canada M3J 2T7                       Consultancy & Investment
                                                      Company